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Exhibit 1.1

Cross Country Reports Fourth Quarter and Year End 2002 Results

4Q02 Revenue +11%; Income From Continuing Operations +37%; Net Income +328%

FY02 Revenue +27%; Income From Continuing Operations +134%; Net Income +243%

        BOCA RATON, Fla., Feb. 18 /PRNewswire-FirstCall/ — Cross Country, Inc. (Nasdaq: CCRN) today reported revenue of $162.9 million for the fourth quarter ended December 31, 2002, an increase of 11% over revenue of $147.0 million in the same quarter of 2001. Income from continuing operations in the fourth quarter of 2002 increased 37% to $9.2 million, or $0.28 per diluted share, compared to $6.8 million, or $0.22 per diluted share, in the prior year quarter. Net income in the fourth quarter of 2002 was $8.9 million, or $0.27 per diluted share, reflecting a 328% increase over net income of $2.1 million, or $0.07 per diluted share, in the same quarter a year earlier. Earnings before interest, income taxes, depreciation and amortization, net of non-recurring secondary offering costs (adjusted EBITDA), a key measure used by management to evaluate the Company's operations, was essentially flat at $17.4 million for the fourth quarter of 2002 from the year ago period. Fourth quarter net income was favorably impacted by higher revenue generated in both the Company's healthcare staffing and other human capital management services business segments, as well as substantially lower interest and amortization expenses, compared to the fourth quarter of 2001, which included a $4.8 million after-tax loss on the early extinguishment of debt.

        For the year ended December 31, 2002, the Company reported a 27% increase in revenue to $640.0 million from $504.4 million in the prior year. Income from continuing operations in 2002, excluding after-tax expenses associated with the Company's secondary public offering in March 2002, was $34.2 million, or $1.02 per diluted share. Including such expenses, income from continuing operations in 2002 increased 134% to $33.7 million, or $1.00 per diluted share, compared to income from continuing operations of $14.4 million, or $0.57 per diluted share, in 2001. Net income in 2002 increased 243% to $29.8 million, or $0.88 per diluted share, over net income of $8.7 million, or $0.34 per diluted share, a year earlier. Adjusted EBITDA for the full year increased 16% to $66.2 million over 2001. Earnings for the year ended December 31, 2002 reflected higher revenues, substantially lower interest and amortization expenses, an after-tax loss of $3.9 million, or $0.12 per diluted share, related to the discontinued business of E-Staff and $886,000 of pre-tax ($543,000 after-tax) secondary public offering expenses. In comparison, the prior year reflected a $4.8 million after-tax loss on debt extinguishment.

        "The Company continued to achieve year-over-year growth for the fourth quarter and full year. During 2002, we achieved record annual revenue, adjusted EBITDA and cash flow from operations. Revenue was 27% greater than in 2001, adjusted EBITDA was 16% higher and cash flow from operations increased 131% over the prior year, respectively," said Joseph A. Boshart, President and Chief Executive Officer of Cross Country, Inc.

        "Despite these record results, the Company experienced a contraction in demand in our core travel nurse staffing business during 2002. Our Company has been in the healthcare staffing business for 20 years and we believe the long-term fundamentals driving our businesses remain strong and the demand for our nurses continues to exceed the number of nurses we have coming off contract. Also, we have a number of initiatives underway in our nurse staffing business to enhance recruitment and strengthen our preferred provider status with key customers, as we expect to do through our new relationship with VHA announced last November. We are optimistic about our prospects for continued growth in 2003," added Mr. Boshart. In the fourth quarter of 2002, Cross Country adopted EITF Issue No. 01-14, which states that reimbursements received for out-of-pocket expenses should be characterized as revenue in the income statement. This required certain reclassifications of the Company's revenue, cost of sales and SG&A expenses, and are reflected in the above financial results, as well as in the accompanying consolidated financial statements for each quarter and years ended 2002 and 2001. Adopting this FASB accounting guidance did not impact reported earnings before interest, income taxes, depreciation and amortization or net income.

Healthcare Staffing

        For the fourth quarter ended December 31, 2002, the Company's Healthcare Staffing business segment (travel nurse and allied health staffing, per diem nurse staffing and clinical research trials staffing) generated revenue of $150.2 million, a 10% increase over revenue of $136.8 million in the same quarter a year earlier. This increase was primarily attributable to incremental revenue generated from the acquisition of NovaPro in January 2002, as well as organic revenue growth from travel nurse and allied health staffing due to higher average hourly bill rates and from increased volume in per diem nurse staffing. These gains were partially offset by lower revenues from clinical research trials staffing. Contribution income, defined as earnings before interest, income taxes, depreciation and amortization and corporate expenses not specifically identified to a reporting segment, increased slightly in the fourth quarter of 2002 to $21.2 million. Despite generating higher year-over-year revenue and higher gross profit dollars per hour in the core travel nurse staffing business, contribution income for the segment was relatively constant due to the investment in a greater number of recruiters and overseas nurse recruiting expenses associated with the Assignment America business. For the year ended December 31, 2002, segment revenue increased to $588.7 million, a 26% increase over the prior year, and contribution income was $81.2 million in 2002 compared to $70.9 million in 2001.

Other Human Capital Management Services

        For the fourth quarter ended December 31, 2002, the Company's Other Human Capital Management Services business segment (education and training, healthcare consulting, and physician search services) generated revenue of $12.7 million, a 25% increase over the same quarter in the prior year. This increase was driven primarily by revenue gains of 38% in the seminars business and 63% in the consulting business, including the incremental revenue generated from the acquisition of Jennings Ryan & Kolb, Inc. in March 2002. Contribution income in the fourth quarter of 2002 rose by 207% to $1.4 million compared to $0.4 million in the fourth quarter of the prior year due to gross profit improvement in the Company's search and consulting businesses.

        For the year ended December 31, 2002, segment revenue increased 37% to $51.2 million, and contribution income was $6.5 million compared to $4.7 million a year earlier.

Stock Repurchase Program Update

        On November 5, 2002, the Cross Country Board of Directors authorized a stock repurchase program whereby the Company may purchase up to 1.5 million of its common shares at an aggregate price not to exceed $25 million. As of December 31, 2002, the Company purchased and retired 435,000 shares of its common stock at an average cost of $13.83 per share pursuant to such current authorization. The cost of such purchases was $6.0 million. Under this program, the shares may be purchased from time-to-time in the open market. The repurchase program may be discontinued at any time at the discretion of the Company. At December 31, 2002, the Company had approximately 32.2 million shares outstanding.

Guidance for First Quarter and Full Year 2003

        The following statements are based on current management expectations. Such statements are forward-looking and actual results may differ materially. These statements do not include the potential impact of any future mergers, acquisitions, other business combinations or the repurchase of the Company's common stock.

        Based on the present dynamics in the travel nursing marketplace in which demand has moderated as a result of a more cautious buying process by hospitals, for the first quarter of 2003, Cross Country is projecting revenue to be in the $160 to $165 million range and EPS from continuing operations to be between $0.22 and $0.24 per diluted share. Assuming the current demand environment remains throughout the year, the Company now expects full year 2003 revenue to be in the $675 to $725 million range and EPS from continuing operations to be between $1.10 and $1.20 per diluted share. Cross Country intends to update its guidance quarterly.

        Tomorrow morning at 10:00 a.m. Eastern Standard Time (EST), Cross Country will hold its quarterly conference call to discuss its fourth quarter and full year 2002 financial results. This call will be webcast live by CCBN and can be accessed at the Company's web site at www.crosscountry.com or by dialing 800-218-9073 from anywhere in the U.S. or by dialing 303-262-2191 from non- U.S. locations. A replay of the webcast will be available from February 19th through March 1st. A replay of the conference call will be available by telephone from 12:00 p.m. EST on February 19th until 11:59 p.m. EST on March 1st by calling 800-405-2236—Passcode: 521820#.

        The webcast will also be distributed over CCBN's Investor Distribution Network to both institutional and individual investors. Individual investors can listen to the call through CCBN's individual investor center at www.companyboardroom.com or by visiting any of the investor sites in CCBN's Individual Investor Network such as America Online's Personal Finance Channel, Fidelity Investments® (Fidelity.com) and others. Institutional investors can access the call via CCBN's password-protected event management site, StreetEvents (www.streetevents.com).

        Cross Country, Inc. is a leading provider of healthcare staffing services in the United States. The Company has an active client base of over 3,000 hospitals, pharmaceutical companies and other healthcare providers across all 50 states. Copies of this and other news releases as well as additional information about Cross Country can be obtained online at www.crosscountry.com. Shareholders and prospective investors can also register at the corporate Web site to automatically receive the Company's press releases by e-mail.

        This release contains forward-looking statements. Statements that are predictive in nature, that depend upon or refer to future events or conditions or that include words such as "expects," "anticipates," "intends," "plans," "believes," "estimates," and similar expressions are forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results and performance to be materially different from any future results or performance expressed or implied by these forward-looking statements. These factors include the following: our ability to attract and retain qualified nurses and other healthcare personnel, costs and availability of short-term leases for our travel nurses, demand for the healthcare services we provide, both nationally and in the regions in which we operate, the functioning of our information systems, the effect of existing or future government regulation and federal and state legislative and enforcement initiatives on our business, our clients' ability to pay us for our services, our ability to successfully implement our acquisition and development strategies, the effect of liabilities and other claims asserted against us, the effect of competition in the markets we serve, and other factors set forth under the caption "RISK FACTORS" in the Company's 10-K for the year ended December 31, 2001. Although we believe that these statements are based upon reasonable assumptions, we cannot guarantee future results. Given these uncertainties, the forward- looking statements discussed in this press release might not occur. While it is the Company's intention to update its guidance quarterly, it should not be assumed that its silence over time means that actual events are occurring as expressed or implied in such forward-looking statements.

Cross Country, Inc.
Consolidated Statements of Operations *
(amounts in thousands, except per share data)

	Three Months Ended December 31,			Year Ended December 31,
			% Change			% Change
	2002	2001		2002	2001
	(unaudited)
Revenue from services	$162,896	$146,998	11%	$639,953	$504,364	27%
Operating expenses:
Direct operating expenses	120,877	110,467	9%	478,550	377,291	27%
Selling, general and administrative expenses	24,692	19,166	29%	94,930	68,560	38%
Bad debt expense	(117)	(44)	166%	242	1,274	(81)%
Depreciation	1,047	910	15%	3,524	2,700	31%
Amortization	812	3,609	(78)%	3,148	14,851	(79)%
Non-recurring secondary offering costs	(122)	—	ND	886	—	ND

Total operating expenses	147,189	134,108	10%	581,280	464,676	25%

Income from operations	15,707	12,890	22%	58,673	39,688	48%
Other expenses:
Interest expense, net	622	1,515	(59)%	3,753	14,422	(74)%

Income from continuing operations before income taxes	15,085	11,375	33%	54,920	25,266	117%
Income tax expense	(5,838)	(4,602)	27%	(21,254)	(10,862)	96%

Income from continuing operations (a)	9,247	6,773	37%	33,666	14,404	134%
Discontinued operations (b)	(365)	87	(520)%	(3,883)	(948)	310%

Net income before extraordinary items	$8,882	$6,860	29%	$29,783	$13,456	121%
Extraordinary loss on extinguishment of debt	—	(4,784)	(100)%	—	(4,784)	(100)%

Net income	$8,882	$2,076	328%	$29,783	$8,672	243%

Net income/(loss) per common share-basic:
Income from continuing operations (a)	$0.28	$0.23		$1.04	$0.58
Discontinued operations (b)	(0.01)	0.00		(0.12)	(0.04)

Net income before extraordinary items	$0.27	$0.23		$0.92	$0.54
Extraordinary loss on extinguishment of debt	—	(0.16)		—	(0.19)

Net income	$0.27	$0.07		$0.92	$0.35

Net income/(loss) per common share-diluted:
Income from continuing operations (a)	$0.28	$0.22		$1.00	$0.57
Discontinued operations (b)	(0.01)	0.00		(0.12)	(0.04)

Net income before extraordinary items	$0.27	$0.22		$0.88	$0.53
Extraordinary loss on extinguishment of debt	—	(0.15)		—	(0.19)

Net income	$0.27	$0.07		$0.88	$0.34

Weighted average common shares outstanding—basic	32,520	29,852		32,432	24,881
Weighted average common shares outstanding—diluted	32,999	31,219		33,653	25,223

ND—Not determinable

*
Certain amounts in the 2001 information have been reclassified to conform to the 2002 presentation primarily related to the adoption of EITF Issue No. 01-14 which relates to the reclassification of reimbursable out of pocket expenses to revenue.

(a)
Includes non-recurring secondary offering costs with an after tax impact of $.02 per share for the year ended December 31, 2002.

(b)
Includes an asset impairment related to E-Staff's operations of $2.5 million after taxes, in the three months ended September 30, 2002 and year ending December 31, 2002.

Cross Country, Inc.
Reconciliation of Income from Continuing Operations Per Diluted Share
Adjusted for Non-recurring Secondary Offering Costs*

	Three Months Ended December 31,		Year Ended December 31,
	2002	2001	2002	2001
Income from continuing operations per common share—diluted:
Income from continuing operations before non-recurring secondary offering costs	$0.28	$0.22	$1.02	$0.57
Non-recurring secondary offering costs (after-tax)	0.00	—	(0.02)	—

Income from continuing operations	$0.28	$0.22	$1.00	$0.57

*
Certain amounts in the 2001 information have been reclassified to conform to the 2002 presentation.

Cross Country, Inc.
Consolidated Condensed Balance Sheets*
(amounts in thousands)

	December 31, 2002	December 31, 2001
Current assets:
Cash	$17,210	$2,736
Accounts receivable, net	97,641	87,415
Assets from discontinued operations, net	248	3,483
Other current assets	12,979	14,996

Total current assets	128,078	108,630
Property and equipment, net	12,394	8,502
Goodwill, net	226,116	218,749
Trademark, net	15,749	15,399
Other identifiable intangible assets, net	7,113	9,308
Other assets	1,150	1,392

Total assets	$390,600	$361,980

Current liabilities:
Accounts payable and accrued expenses	$3,297	$3,172
Accrued employee compensation and benefits	29,663	26,700
Current portion of debt	14,362	3,790
Liabilities from discontinued operations	186	174
Other current liabilities	2,422	2,062

Total current liabilities	49,930	35,898
Interest rate swap	606	2,509
Deferred income taxes	10,779	8,570
Long-term debt	28,453	45,076

Total liabilities	89,768	92,053
Commitments and contingencies
Stockholders' equity:
Common stock	3	3
Additional paid-in capital	258,489	258,152
Other stockholders' equity	42,340	11,772

Total stockholders' equity	300,832	269,927

Total liabilities and stockholders' equity	$390,600	$361,980

*
Certain amounts in the 2001 information have been reclassified to conform to the 2002 presentation.

Cross Country, Inc.
Segment Data*
(unaudited, amounts in thousands)

	1Q-02	2Q-02	3Q-02	4Q-02	FY 2002
Revenues:
Healthcare staffing	$146,633	$144,986	$146,935	$150,189	$588,743
Other human capital management services	11,533	13,752	13,218	12,707	51,210

	$158,166	$158,738	$160,153	$162,896	$639,953

Contribution income (a):
Healthcare staffing	$19,903	$19,549	$20,531	$21,177	$81,160
Other human capital management services	1,534	2,149	1,471	1,367	6,521
Unallocated corporate overhead	(5,783)	(5,419)	(5,148)	(5,100)	(21,450)

Adjusted EBITDA (b)	$15,654	$16,279	$16,854	$17,444	$66,231

	1Q-01	2Q-01	3Q-01	4Q-01	FY 2001
Revenues:
Healthcare staffing	$96,298	$109,616	$124,273	$136,799	$466,986
Other human capital management services	7,838	9,660	9,681	10,199	37,378

	$104,136	$119,276	$133,954	$146,998	$504,364

Contribution income (a):
Healthcare staffing	$13,922	$16,161	$19,663	$21,107	$70,853
Other human capital management services	1,392	1,394	1,470	445	4,701
Unallocated corporate overhead	(4,857)	(4,342)	(4,973)	(4,143)	(18,315)

Adjusted EBITDA (b)	$10,457	$13,213	$16,160	$17,409	$57,239

*
Certain amounts in the 2001 information have been reclassified to conform to the 2002 presentation.

Cross Country, Inc.
Financial Statistics
(Unaudited)

	Three Months Ended December 31,		Year Ended December 31,
	2002	2001	2002	2001
Adjusted EBITDA — ($000) (b)	$17,444	$17,409	$66,231	$57,239
Adjusted EBITDA as % of revenue	10.7%	11.8%	10.3%	11.3%
FTEs (c)	5,532	5,337	5,535	4,816
Weeks worked (d)	71,916	69,381	287,820	250,432
Average healthcare staffing revenue per FTE per week (e)	$2,088	$1,972	$2,046	$1,865
(a)
Defined as earnings before interest, income taxes, depreciation, amortization and corporate expenses not specifically identified to a reporting segment.

(b)
Defined as earnings before interest, income taxes, depreciation, amortization and non-recurring secondary offering costs. Adjusted EBITDA should not be considered a measure of financial performance under generally accepted accounting principles. Items excluded from Adjusted EBITDA are significant components in understanding and assessing financial performance. Adjusted EBITDA is a key measure used by management to evaluate our operations and provide useful information to investors. Adjusted EBITDA should not be considered in isolation or as an alternative to net income, cash flows generated by operations, investing or financing activities, or other financial statement data presented in the consolidated financial statements as indicators of financial performance or liquidity. Because Adjusted EBITDA is not a measurement determined in accordance with generally accepted accounting principles and is thus susceptible to varying calculations, Adjusted EBITDA as presented may not be comparable to other similarly titled measures of other companies.

(c)
FTEs represent the average number of contract staffing personnel on a full-time equivalent basis.

(d)
Weeks worked is calculated by multiplying the FTEs by the number of weeks during the respective period.

(e)
Average healthcare staffing revenue per FTE per week is calculated by dividing the healthcare staffing revenue by the number of weeks worked in the respective periods. Healthcare staffing revenue includes revenue from permanent placement of nurses.

*
Certain amounts in the 2001 information have been reclassified to conform to the 2002 presentation.

        "Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995: Statements in this press release regarding Cross Country, Inc.'s business which are not historical facts are "forward-looking statements" that involve risks and uncertainties. For a discussion of such risks and uncertainties, which could cause actual results to differ from those contained in the forward-looking statements, see "Risk Factors" in the Company's Annual Report or Form 10-K for the most recently ended fiscal year.

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  Exhibit 1.1
Cross Country, Inc. Consolidated Statements of Operations * (amounts in thousands, except per share data)
Cross Country, Inc. Reconciliation of Income from Continuing Operations Per Diluted Share Adjusted for Non-recurring Secondary Offering Costs
Cross Country, Inc. Consolidated Condensed Balance Sheets* (amounts in thousands)
Cross Country, Inc. Segment Data* (unaudited, amounts in thousands)
Cross Country, Inc. Financial Statistics (Unaudited)